Filed by: Kinross Gold Corporation

This communication is filed pursuant to Rule 425

under The Securities Act of 1933, as amended

Subject Company: Aurelian Resources Inc.

Commission File No.: 333-152584

Date: September 4, 2008

Cautionary Statement

This transcript of a recording of a television interview does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross Gold Corporation (“Kinross”) or Aurelian Resources Inc. (“Aurelian”). Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. Kinross has filed an offer and take-over bid circular with Canadian provincial securities regulators. Kinross has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which includes the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed transaction referred to in these documents, because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free on Kinross’ website.

In addition, this transcript of a video recording includes certain forward-looking information, including with respect to Kinross’s future gold production, the level and impact of future costs at its mining operations, the future price of Kinross securities, and political developments in Ecuador. Known and unknown factors could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information. Certain material factors and assumptions were applied in making the forward-looking statements. Additional information about the material factors that could cause actual results to differ materially and regarding the material factors and assumptions can be found in the takeover-bid circular, and viewers are directed to the “Statements Regarding Forward-Looking Information” in that document.

AFTER HOURS (BNN-TV), Toronto, 21 Aug 08, Reach: 13,000, Time: 16:10, Length: 00:07:00, Ref# 107EE8D-3
Anchor/Reporters: KIM PARLEE

KINROSS GOLD SHARES JUMP

ANDY (BNN-TV): Well, we’ve got the man himself here. The boss of Kinross Gold… shares in the company jumping today along with a lot of other gold equities on a surge in gold prices, and after an RBC analyst raised his estimates on future production at Kinross’ mines.

So let’s talk to Tye Burt. Busy guy these days; it’s great to have you here. Thanks for giving us the time.

TYE BURT (CEO of Kinross Gold): Afternoon Andy.

ANDY: Your shares were up today; RBC say production in 2011 likely to get to around 2.7 million ounces. Does that sound pretty correct, or…

TYE BURT: Well, we’ve got a strong growth profile… probably the largest growth profile in the next couple of years among the majors; up almost 55 percent from ’07 to ’09.

So beyond that, we’re adding new projects in the future. So we think that we’ll go through two five…

2.5 million ounces next year…

ANDY: In 2010?

TYE BURT: Two thousand and nine (2009).

ANDY: Or 2009, sorry yeah.

TYE BURT: And more growth beyond that, so we’re very optimistic about the future.

And we did have a good day today. Not our best, but a very good one.

ANDY: And you’re at around 1.9 million ounces this year?

TYE BURT: Correct.

ANDY: Right.

What about these rising gold costs? Are you just… are you scratching your head? Is it giving… are they giving you sleepless nights? I mean, we’ve seen some analysts cutting your NAV because, in common with other miners, we’re seeing these rising expenses.

TYE BURT: Well, let’s be really clear on that point. The industry, as a whole, is facing dramatic upward cost pressure and therefore, that’s squeezing margins. Our answer at Kinross to that is to build the new projects we’re building right now.

Each of those three large projects we’re going to deliver this year has lower cash costs than the rest of our portfolio. So we’re moving to the left on the cash cost curve for our industry. We think that bodes extremely well for our margins in the future.

ANDY: Can you remind us where those three big projects are?

TYE BURT: Yeah. The first one is Kupol in Eastern Russia. It started up on time, on budget and a little ahead of our expectations last month. Very pleased with the results at Kupol in Q2.

The next one is Paracatu in Brazil. We’ve started the commissioning process there, another immense mine. Over half a million ounces of production there, from a 35 year mine life and an 18 million ounce deposit.

ANDY: So it’ll last 35 years?

TYE BURT: That’s correct.

ANDY: That’s a big project.

TYE BURT: That’s a big project.

ANDY: Yeah, yeah.

TYE BURT: It’s like the pyramids coming up out of the ground, there.

ANDY: (laughs)…

TYE BURT: And a spectacular country to operate in, so we’re very pleased with that.

And the third mine is the Buckhorn Mine in Washington State; we expect that to start up on time and on budget, in October.

ANDY: What kind of production will you get from Buckhorn?

TYE BURT: About 170,000 ounces of good cash costs, and a very high-grade ore body.

So it’s an underground mine; very small footprint, and very juicy internal rate of return on that one.

ANDY: How confident are you that you’ll be able to avoid further cost… run-ups over the next few months?

TYE BURT: Well our answer to that is to continue to conserve energy costs and reduce energy use. Our answer to that are the three new projects which all have larger volumes and lower costs than the rest of the portfolio. And finally, to continue to refine our portfolios, so you’ll… saw that in… you saw that in Q2, we sold our mine called Julietta, which is one of our other mines in Russia. High cost mine, near the end of its mine life.

Our objective is not to be big; our objective is to have large margins. Therefore, the high cost mines ultimately will be strategically moved out of the portfolio.

ANDY: You mentioned energy costs. Of course, we’ve seen Barrick making bids to buy energy companies, or pieces of energy companies to hedge their energy needs.

Would you do anything like that?

TYE BURT: For Kinross, we have a different approach to that. We don’t think we’re in the oil business; we think we’re in the diesel and electrical consumption business, to feed our mines.

It’s about 35 percent of our cash cost, so it’s an important matter to be considered…

ANDY: (Inaudible)…

TYE BURT: …all the time.

ANDY: One third is energy?

TYE BURT: Correct.

ANDY: Because you’ve got all these trucks going…

TYE BURT: Trucks, and mills processing the ore.

So our answer to that is a multilayered strategy. It starts with conservation. And a great example of conservation is what we’re doing at our Fort Knox mine in Alaska where we have a very large mill, but we’ve recently permitted and are constructing a heap leach project there, which uses less electricity, less grinding, more environmentally friendly in terms of processing the low-grade ore. That will reduce our cash costs even further.

ANDY: Got to get onto Aurelian; fantastically rich mine, maybe one of the biggest in decades down in Ecuador. You’ve got this friendly bid to buy it. Ecuador politically pretty volatile.

We were just talking… Northern Miner said this deal could be brilliant or nutty. You obviously think it’s brilliant, if you think it’s a good deal.

Are you getting flack from shareholders though, or are you getting criticism?

TYE BURT: No. Let’s remember that the board of Aurelian and the senior management of Aurelian unanimously endorsed this transaction. It was a friendly deal. We believe it’s a terrific premium to market; one of the higher premiums paid for an ore body at this very early stage of development. (Aurelian one-year share price chart displayed on screen)

So the shareholder response overall has been tremendously positive, both from Aurelian shareholders and Kinross shareholders. (Aurelian five-year share price chart displayed on screen)

ANDY: Well, we’ve heard about a campaign on the web by Aurelian…

TYE BURT: (Inaudible)…

ANDY: …shareholders. Who knows what the actual numbers…

TYE BURT: There are a few small shareholders…

ANDY: Yeah.

TYE BURT: …that have asked us some questions, which I think we’ve been able to answer quite carefully and quite intelligently.

The answers to their questions are we’re not going to pay more. We think we’re paying a very fair price. It was endorsed by both companies. We think that the Kinross share price has tremendous upside in the future. So that means that the re-rating that will accompany adding new projects that we are building now, plus adding in the Aurelian project… we think all of that bodes for a much higher Kinross share price, therefore they will get an additional lift after the deal.

And finally, Kinross with its corporate social responsibility focus and deep construction experience; I think this will play very well in Ecuador in the political situation.

Our focus is on responsible mining. We think the government has endorsed that concept even though there’s still some mileage to go in terms of legislation and constitutional reform there.

ANDY: Have you been down to Ecuador yourself, yet?

TYE BURT: Well, I haven’t yet, I’m going to wait until after the transaction’s finished. But we’ve had teams that have been very busy down there, meeting with the Aurelian folks and meeting with the Ecuadorian officials. And recently, statements by the Ecuadorian government are very supportive of our offer, and welcoming as to the country.

So we think over the medium to long-term, this will be a very positive development in Ecuador and we think the mining law is headed in the right direction down there.

ANDY: You don’t think it could be a Crystallex Venezuela situation or anything…

TYE BURT: I think…

ANDY: …like that?

TYE BURT: …I think the political situation is quite different today in Ecuador than it is in Venezuela.

We think that the government there, president Correa’s government is moving strongly in favour of responsible development. They certainly need the GDP growth and the jobs for…

ANDY: It’s a very poor country.

TYE BURT: …that’s exactly right.

So it’s a different… a little different program. We think it’s modelled more along the lines of what’s happened in Chile and in Brazil in the past. And you have to remember Kinross’ reserves, 40 percent in each of Chile and Brazil… those are long and deep countries for us. We’re very accustomed to working there, and we think there’s a lot of benefit from that that we can pass on to Ecuador.

ANDY: You’ve got so many projects on the go, you’ve been doing this for years, but how much sleep are you getting these days? How much pressure are you under? (Laughs)…

TYE BURT: Well, it’s… you know, I love this job.

ANDY: Yeah, sure.

TYE BURT: We have a fantastic team to work with, we’ve got an extremely supportive board and an extremely supportive group of shareholders, so that makes the job a pleasure.

So the sleep part doesn’t matter that much. Happily, I get to see my family on the weekends and it’s working just fine.

ANDY: I see. Incredible story; we’ll be following it with great interest. Thanks for coming in, Tye.

TYE BURT: Thanks Andy.

ANDY: That’s Tye Burt. He’s the President and CEO of Kinross Gold, joining us in the studio.

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